Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	September 30, 2025	December 31, 2024

ASSETS
Current assets
Cash	17	$10,417	$16,610
Trade receivables	13, 17	324,287	387,266
Prepaids and other assets		24,903	20,178
Financial derivatives	17	15,896	25,573
		375,503	449,627
Non-current assets
Exploration and evaluation assets	4	140,606	124,355
Oil and gas properties	5	6,820,579	6,921,168
Other plant and equipment		9,180	8,025
Infrastructure under construction	6	35,655	—
Lease assets		28,573	22,068
Prepaids and other assets	14	50,197	56,290
Deferred income tax asset	14	141,096	178,212
		$7,601,389	$7,759,745

LIABILITIES
Current liabilities
Trade payables	17	$554,057	$512,473
Financial derivatives	17	4,732	—
Share-based compensation liability	11	18,561	18,806
Dividends payable	10, 17	17,326	17,598
Liabilities related to infrastructure under construction	6	20,227	—
Lease obligations		11,082	9,193
Asset retirement obligations	9	16,076	15,656
		642,061	573,726
Non-current liabilities
Other long-term liabilities		20,163	20,887
Share-based compensation liability	11	6,105	5,926
Financial derivatives	17	2,583	1,645
Credit facilities	7	166,841	324,346
Long-term notes	8	1,815,230	1,932,890
Lease obligations		20,139	15,459
Asset retirement obligations	9	626,436	625,295
Deferred income tax liability	14	111,804	88,561
		3,411,362	3,588,735

SHAREHOLDERS’ EQUITY
Shareholders' capital	10	6,094,686	6,137,479
Contributed surplus		387,818	361,854
Accumulated other comprehensive income		927,918	1,093,261
Deficit		(3,220,395)	(3,421,584)
		4,190,027	4,171,010
		$7,601,389	$7,759,745

Subsequent events (notes 10 and 17)

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2025	2024	2025	2024

Revenue, net of royalties
Petroleum and natural gas sales	13	$927,648	$1,074,623	$2,813,357	$3,191,938
Royalties		(181,230)	(223,800)	(566,557)	(673,411)
		746,418	850,823	2,246,800	2,518,527

Expenses
Operating		160,284	167,119	469,007	508,259
Transportation		35,295	36,883	98,714	100,032
Blending and other		49,750	51,902	184,951	183,795
General and administrative		20,736	17,895	68,562	61,313
Transaction costs		—	—	—	1,539
Exploration and evaluation	4	127	82	691	749
Depletion and depreciation		329,093	356,384	971,175	1,053,622
Share-based compensation	11	10,737	2,305	13,055	17,393
Financing and interest	15	52,436	58,700	159,395	211,584
Financial derivatives loss (gain)	17	5,039	(22,927)	35,995	(4,598)
Foreign exchange loss (gain)	16	36,921	(24,552)	(67,543)	35,440
(Gain) loss on dispositions		(1,591)	1,091	(1,028)	4,741
Other expense (income)		583	(9,107)	2,457	(7,011)
		699,410	635,775	1,935,431	2,166,858
Net income before income taxes		47,008	215,048	311,369	351,669
Income tax expense	14
Current income tax (recovery) expense		(5,733)	(3,748)	966	4,407
Deferred income tax expense		20,773	33,577	57,295	72,188
		15,040	29,829	58,261	76,595
Net income		$31,968	$185,219	$253,108	$275,074
Other comprehensive income (loss)
Foreign currency translation adjustment		90,523	(61,640)	(165,343)	100,942
Comprehensive income		$122,491	$123,579	$87,765	$376,016

Net income per common share	12
Basic		$0.04	$0.23	$0.33	$0.34
Diluted		$0.04	$0.23	$0.33	$0.34

Weighted average common shares (000's)	12
Basic		768,317	796,064	769,481	810,589
Diluted		773,165	800,217	773,680	814,351

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2023		$6,527,289	$193,077	$690,917	$(3,586,196)	$3,825,087
Vesting of share awards		1,167	—	—	—	1,167
Repurchase of common shares for cancellation		(280,172)	111,704	—	—	(168,468)
Dividends declared		—	—	—	(54,387)	(54,387)
Comprehensive income		—	—	100,942	275,074	376,016
Balance at September 30, 2024		$6,248,284	$304,781	$791,859	$(3,365,509)	$3,979,415

Balance at December 31, 2024		$6,137,479	$361,854	$1,093,261	$(3,421,584)	$4,171,010
Vesting of share awards	10	330	—	—	—	330
Repurchase of common shares for cancellation	10	(43,123)	25,964	—	—	(17,159)
Dividends declared	10	—	—	—	(51,919)	(51,919)
Comprehensive (loss) income		—	—	(165,343)	253,108	87,765
Balance at September 30, 2025		$6,094,686	$387,818	$927,918	$(3,220,395)	$4,190,027

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2025	2024	2025	2024

CASH PROVIDED BY (USED IN):
Operating activities
Net income		$31,968	$185,219	$253,108	$275,074
Adjustments for:
Unrealized foreign exchange loss (gain)	16	36,840	(24,401)	(67,427)	33,506
Exploration and evaluation	4	127	82	691	749
Depletion and depreciation		329,093	356,384	971,175	1,053,622
Non-cash financing and interest	15	8,563	8,591	23,860	54,249
Unrealized financial derivatives (gain) loss	17	(3,541)	(22,596)	15,347	(1,036)
(Gain) loss on dispositions		(1,591)	1,091	(1,028)	4,741
Deferred income tax expense	14	20,773	33,577	57,295	72,188
Asset retirement obligations settled	9	(5,517)	(8,718)	(12,601)	(22,344)
Change in non-cash working capital		55,961	20,813	17,885	(31,350)
Cash flows from operating activities		472,676	550,042	1,258,305	1,439,399

Financing activities
Decrease in credit facilities		(155,729)	(157,104)	(153,582)	(404,620)
Deferred finance costs		—	—	(2,714)	(25,023)
Payments on lease obligations		(3,663)	(2,738)	(10,022)	(13,088)
Net proceeds from issuance of long-term notes	8	—	—	—	780,936
Redemption of long-term notes	8	—	—	(53,681)	(580,913)
Repurchase of common shares	10	—	(84,573)	(17,159)	(168,468)
Dividends declared	10	(17,326)	(17,732)	(51,919)	(54,387)
Change in non-cash working capital		—	6,570	(2,803)	4,470
Cash flows used in financing activities		(176,718)	(255,577)	(291,880)	(461,093)

Investing activities
Additions to exploration and evaluation assets	4	—	—	(930)	—
Additions to oil and gas properties	5	(270,364)	(306,332)	(1,031,063)	(1,058,456)
Additions to other plant and equipment		(611)	(744)	(1,405)	(4,280)
Additions to infrastructure under construction	6	(35,655)	—	(35,655)	—
Advances received for infrastructure under construction	6	7,925	—	7,925	—
Property acquisitions		(24,024)	(1,042)	(26,474)	(39,794)
Proceeds from dispositions		8,254	1,436	11,245	4,156
Change in non-cash working capital		21,778	(2,359)	103,739	85,564
Cash flows used in investing activities		(292,697)	(309,041)	(972,618)	(1,012,810)

Change in cash		3,261	(14,576)	(6,193)	(34,504)
Cash, beginning of period		7,156	35,887	16,610	55,815
Cash, end of period		$10,417	$21,311	$10,417	$21,311

Supplementary information
Interest paid		$36,088	$38,581	$126,720	$143,597
Income taxes paid		$2,453	$1,730	$22,094	$18,151
See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2025 and 2024
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.     REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and in Texas, United States. The Company’s common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.     BASIS OF PREPARATION

The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2024 ("2024 annual consolidated financial statements").

The consolidated financial statements were approved by the Board of Directors of Baytex on October 30, 2025.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited 2024 annual consolidated financial statements of the Company are available through its filings on SEDAR+ at www.sedarplus.ca and through the U.S. Securities and Exchange Commission at www.sec.gov.

Estimation Uncertainty

Management makes judgments and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

In 2025, the U.S. government imposed tariffs on certain goods imported from other countries, including Canada. These tariffs and the Canadian government’s response to them could adversely affect market prices for crude oil and natural gas or demand for the Company’s Canadian production in addition to the cost of goods imported directly or indirectly from the U.S. The impact of these tariffs on the Company’s financial results cannot be quantified at this time.

Environmental Reporting Regulations

Environmental reporting for public enterprises continues to evolve and the Company may be subject to additional future disclosure requirements. The International Sustainability Standards Board ("ISSB") has issued an IFRS Sustainability Disclosure Standard with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board has released voluntary standards for reporting periods starting on or after January 1, 2025 that are aligned with the ISSB release and include suggestions for Canadian-specific modifications. The Canadian Securities Administrators ("CSA") have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. In April 2025, the CSA announced it is pausing development of new sustainability reporting requirements to allow issuers to adapt to recent developments in the U.S. and globally. Baytex continues to monitor developments on these reporting requirements and has not yet quantified the cost to comply with these regulations.

Material Accounting Policies

The accounting policies, critical accounting judgments and significant estimates used in these consolidated financial statements are consistent with those used in the preparation of the 2024 annual consolidated financial statements.

Future Accounting Pronouncements

IFRS 18 Presentation and Disclosure in Financial Statements was issued in April 2024 by the IASB and replaces IAS 1 Presentation of Financial Statements. The Standard introduces a defined structure to the statements of income or loss and comprehensive income or loss and specific disclosure requirements related to the same. The Standard is required to be adopted retrospectively and is effective for fiscal years beginning on or after January 1, 2027, with early adoption permitted. The Company is evaluating the impact that this standard will have on the consolidated financial statements.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures were amended in May 2024 to clarify the date of recognition and derecognition of financial assets and liabilities. The amendments are effective for fiscal years beginning on or after January 1, 2026, with early adoption permitted. The Company is evaluating the impact that this amendment will have on the consolidated financial statements.

3.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the Eagle Ford in Texas; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2025	2024	2025	2024	2025	2024	2025	2024

Revenue, net of royalties
Petroleum and natural gas sales	$437,905	$482,467	$489,743	$592,156	$—	$—	$927,648	$1,074,623
Royalties	(53,645)	(71,351)	(127,585)	(152,449)	—	—	(181,230)	(223,800)
	384,260	411,116	362,158	439,707	—	—	746,418	850,823

Expenses
Operating	84,994	87,373	75,290	79,746	—	—	160,284	167,119
Transportation	23,060	24,837	12,235	12,046	—	—	35,295	36,883
Blending and other	49,750	51,902	—	—	—	—	49,750	51,902
General and administrative	—	—	—	—	20,736	17,895	20,736	17,895
Exploration and evaluation	127	82	—	—	—	—	127	82
Depletion and depreciation	123,444	123,742	203,263	229,003	2,386	3,639	329,093	356,384
Share-based compensation	—	—	—	—	10,737	2,305	10,737	2,305
Financing and interest	—	—	—	—	52,436	58,700	52,436	58,700
Financial derivatives loss (gain)	—	—	—	—	5,039	(22,927)	5,039	(22,927)
Foreign exchange loss (gain)	—	—	—	—	36,921	(24,552)	36,921	(24,552)
(Gain) loss on dispositions	(1,591)	—	—	1,091	—	—	(1,591)	1,091
Other expense (income)	—	—	—	—	583	(9,107)	583	(9,107)
	279,784	287,936	290,788	321,886	128,838	25,953	699,410	635,775
Net income (loss) before income taxes	104,476	123,180	71,370	117,821	(128,838)	(25,953)	47,008	215,048
Income tax (recovery) expense
Current income tax recovery							(5,733)	(3,748)
Deferred income tax expense							20,773	33,577
							15,040	29,829
Net income							$31,968	$185,219

Additions to oil and gas properties	123,579	120,473	146,785	185,859	—	—	270,364	306,332
Property acquisitions	23,560	507	464	535	—	—	24,024	1,042
Proceeds from dispositions	(8,254)	236	—	(1,672)	—	—	(8,254)	(1,436)

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2025	2024	2025	2024	2025	2024	2025	2024

Revenue, net of royalties
Petroleum and natural gas sales	$1,303,092	$1,407,340	$1,510,265	$1,784,598	$—	$—	$2,813,357	$3,191,938
Royalties	(160,701)	(200,809)	(405,856)	(472,602)	—	—	(566,557)	(673,411)
	1,142,391	1,206,531	1,104,409	1,311,996	—	—	2,246,800	2,518,527

Expenses
Operating	248,609	257,191	220,398	251,068	—	—	469,007	508,259
Transportation	62,383	62,616	36,331	37,416	—	—	98,714	100,032
Blending and other	184,951	183,795	—	—	—	—	184,951	183,795
General and administrative	—	—	—	—	68,562	61,313	68,562	61,313
Transaction costs	—	—	—	—	—	1,539	—	1,539
Exploration and evaluation	691	749	—	—	—	—	691	749
Depletion and depreciation	353,405	358,603	607,332	685,295	10,438	9,724	971,175	1,053,622
Share-based compensation	—	—	—	—	13,055	17,393	13,055	17,393
Financing and interest	—	—	—	—	159,395	211,584	159,395	211,584
Financial derivatives loss (gain)	—	—	—	—	35,995	(4,598)	35,995	(4,598)
Foreign exchange (gain) loss	—	—	—	—	(67,543)	35,440	(67,543)	35,440
(Gain) loss on dispositions	(1,028)	(1,055)	—	5,796	—	—	(1,028)	4,741
Other expense (income)	—	—	—	—	2,457	(7,011)	2,457	(7,011)
	849,011	861,899	864,061	979,575	222,359	325,384	1,935,431	2,166,858
Net income (loss) before income taxes	293,380	344,632	240,348	332,421	(222,359)	(325,384)	311,369	351,669
Income tax expense
Current income tax expense							966	4,407
Deferred income tax expense							57,295	72,188
							58,261	76,595
Net income							$253,108	$275,074

Additions to exploration and evaluation assets	930	—	—	—	—	—	930	—
Additions to oil and gas properties	454,702	380,515	576,361	677,941	—	—	1,031,063	1,058,456
Property acquisitions	24,934	36,584	1,540	3,210	—	—	26,474	39,794
Proceeds from dispositions	(11,794)	368	549	(4,524)	—	—	(11,245)	(4,156)

	September 30, 2025	December 31, 2024
Canadian assets	$2,468,239	$2,381,991
U.S. assets	5,043,846	5,322,088
Corporate assets	89,304	55,666
Total consolidated assets	$7,601,389	$7,759,745

4.    EXPLORATION AND EVALUATION ASSETS

	September 30, 2025	December 31, 2024
Balance, beginning of period	$124,355	$90,919
Additions to exploration and evaluation assets	930	—
Property acquisitions	29,097	39,355
Divestitures	(9,822)	(2,009)
Exploration and evaluation expense	(691)	(779)
Transfer to oil and gas properties (note 5)	(3,263)	(3,131)
Balance, end of period	$140,606	$124,355

At September 30, 2025 and December 31, 2024, the Company assessed its exploration and evaluation assets for indicators of impairment or impairment reversal and concluded that the estimation of recoverable amount was not required for any of its cash generating units ("CGUs").

5.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2023	$15,526,017	$(8,906,984)	$6,619,033
Additions to oil and gas properties	1,256,633	—	1,256,633
Property acquisitions	16,437	—	16,437
Transfers from exploration and evaluation assets (note 4)	3,131	—	3,131
Transfers from lease assets	8,210	—	8,210
Change in asset retirement obligations (note 9)	25,253	—	25,253
Divestitures	(187,103)	135,742	(51,361)
Foreign currency translation	794,766	(378,871)	415,895
Depletion	—	(1,372,063)	(1,372,063)
Balance, December 31, 2024	$17,443,344	$(10,522,176)	$6,921,168
Additions to oil and gas properties	1,031,063	—	1,031,063
Property acquisitions	1,654	—	1,654
Transfers from exploration and evaluation assets (note 4)	3,263	—	3,263
Change in asset retirement obligations (note 9)	13,793	—	13,793
Divestitures	(68,153)	49,870	(18,283)
Foreign currency translation	(346,885)	175,543	(171,342)
Depletion	—	(960,737)	(960,737)
Balance, September 30, 2025	$18,078,079	$(11,257,500)	$6,820,579

At September 30, 2025 and December 31, 2024, the Company assessed its oil and gas properties for indicators of impairment or impairment reversal and concluded that the estimation of recoverable amount was not required for any of its CGUs.

6.    INFRASTRUCTURE UNDER CONSTRUCTION

In March 2025, Gibson Energy Inc. ("Gibson") and Baytex entered into a long-term take-or-pay agreement. Under the 15-year agreement, Baytex will construct certain oil and gas infrastructure, which will be funded by Gibson over the period of construction with ownership transferring to Gibson upon completion and acceptance, which is anticipated to be during the fourth quarter of 2025. Construction has commenced and as of September 30, 2025, $35.7 million has been incurred and Baytex has received $7.9 million of advances towards construction costs with an additional $12.3 million of construction payables outstanding.

7.    CREDIT FACILITIES

	September 30, 2025	December 31, 2024
Credit facilities - U.S. dollar denominated (1)	$138,067	$206,826
Credit facilities - Canadian dollar denominated	44,278	134,381
Credit facilities - principal (2)	$182,345	$341,207
Unamortized debt issuance costs	(15,504)	(16,861)
Credit facilities	$166,841	$324,346
(1)U.S. dollar denominated credit facilities balance was US$99.3 million as at September 30, 2025 (December 31, 2024 - US$143.6 million).
(2)The decrease in the principal amount of the credit facilities outstanding from December 31, 2024 to September 30, 2025 is the result of net repayments of $153.6 million and a decrease in the reported amount of U.S. denominated debt of $5.3 million due to foreign exchange.

On June 27, 2025, Baytex extended the maturity of the revolving credit facilities (the "Credit Facilities") from May 9, 2028 to June 27, 2029. There were no changes to the loan balances or financial covenants as a result of the amendment.

At September 30, 2025, Baytex had US$1.1 billion ($1.5 billion) of revolving credit facilities that mature on June 27, 2029. The Credit Facilities are secured and are comprised of a US$50 million operating loan and a US$750 million syndicated revolving loan for Baytex and a US$45 million operating loan and a US$255 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc.

The Credit Facilities contain standard commercial covenants, in addition to the financial covenants detailed below, related to debt incurrence, restricted payments, certain transactions and compliance with applicable laws. Noncompliance with these covenants may result in an event of default, at which point the carrying value of the debt could become repayable within a 12-month period after the reporting date. Baytex continues to be in compliance with all financial and commercial covenants under its debt agreements.

Advances under the Baytex Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, Canadian Overnight Repo Rate Average rates or secured overnight financing rates ("SOFR"), plus applicable margins. Advances under the Baytex Energy USA, Inc. Credit Facilities can be drawn in U.S. funds and bear interest at the bank's prime lending rate or SOFR, plus applicable margins.

The weighted average interest rate on the Credit Facilities was 6.7% for the nine months ended September 30, 2025 (7.8% for nine months ended September 30, 2024).

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at September 30, 2025.

Covenant Description	Position as at September 30, 2025	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.1:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	10.5:1.0	3.5:1.0
Total Debt (4) to Bank EBITDA (2) (Maximum Ratio)	1.1:1.0	4:0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreement and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit facility agreement. As at September 30, 2025, the Company's Senior Secured Debt totaled $187.1 million.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit facility agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended September 30, 2025 was $1.9 billion.
(3)"Interest coverage" is calculated in accordance with the credit facility agreement and is computed as the ratio of Bank EBITDA to financing and interest expense, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve-month period. Financing and interest expense for the twelve months ended September 30, 2025 was $183.0 million.
(4)"Total Debt" is calculated in accordance with the credit facility agreement and is defined as all obligations, liabilities, and indebtedness of Baytex excluding trade payables, share-based compensation liability, dividends payable, asset retirement obligations, leases, deferred income tax liabilities, other long-term liabilities and financial derivative liabilities. As at September 30, 2025, the Company's Total Debt totaled $2.0 billion of principal amounts outstanding.

At September 30, 2025, Baytex had $4.7 million of outstanding letters of credit (December 31, 2024 - $5.8 million outstanding) under the Credit Facilities.

8.    LONG-TERM NOTES

	September 30, 2025	December 31, 2024
8.50% notes due April 30, 2030 (1)	$1,056,039	$1,152,360
7.375% notes due March 15, 2032 (2)	799,566	828,259
Total long-term notes - principal (3)	$1,855,605	$1,980,619
Unamortized debt issuance costs	(40,375)	(47,729)
Total long-term notes - net of unamortized debt issuance costs	$1,815,230	$1,932,890
(1)The U.S. dollar denominated principal outstanding of the 8.50% notes was US$759.4 million as at September 30, 2025 (December 31, 2024 - US$800.0 million).
(2)The U.S. dollar denominated principal outstanding of the 7.375% notes was US$575.0 million as at September 30, 2025 (December 31, 2024 - US$575.0 million).
(3)The decrease in the principal amount of long-term notes outstanding from December 31, 2024 to September 30, 2025 is the result of the repurchase and cancellation of US$40.6 million ($56.4 million) principal amount of the 8.50% notes and changes in the reported amount of U.S. denominated debt of $68.6 million due to changes in the CAD/USD exchange rate used to translate the U.S. denominated amount of long-term notes outstanding.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence and restricted payments.

During the nine months ended September 30, 2025, Baytex repurchased and cancelled US$40.6 million principal amount of the 8.50% Senior Notes and recorded a gain of $2.8 million.

9.    ASSET RETIREMENT OBLIGATIONS

	September 30, 2025	December 31, 2024
Balance, beginning of period	$640,951	$623,399
Liabilities incurred (1)	14,339	32,635
Liabilities settled	(12,601)	(28,793)
Liabilities acquired from property acquisitions	—	814
Liabilities divested	(13,611)	(9,482)
Accretion (note 15)	17,315	21,226
Change in estimate (1)	8,085	10,113
Changes in discount and inflation rates (1)(2)	(8,631)	(17,495)
Foreign currency translation	(3,335)	8,534
Balance, end of period	$642,512	$640,951
Less current portion of asset retirement obligations	16,076	15,656
Non-current portion of asset retirement obligations	$626,436	$625,295
(1)The total of these items reflects the total change in asset retirement obligations of $13.8 million per Note 5 - Oil and Gas Properties ($25.3 million increase in 2024).
(2)The discount and inflation rates used to calculate the liability for our Canadian operations at September 30, 2025 were 3.6% and 2.0% respectively (December 31, 2024 - 3.3% and 1.8%). The discount and inflation rates used to calculate the liability for our U.S. operations at September 30, 2025 were 4.7% and 2.3%, respectively (December 31, 2024 - 4.8% and 2.3%).

10.    SHAREHOLDERS' CAPITAL

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at September 30, 2025, no preferred shares have been issued by the Company and all common shares issued were fully paid. The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2023	821,681	$6,527,289
Vesting of share awards	272	1,167
Common shares repurchased and cancelled	(48,363)	(390,977)
Balance, December 31, 2024	773,590	$6,137,479
Vesting of share awards	112	330
Common shares repurchased and cancelled	(5,385)	(43,123)
Balance, September 30, 2025	768,317	$6,094,686

Normal Course Issuer Bid ("NCIB") Share Repurchases

On June 24, 2025, Baytex announced that the TSX accepted the renewal of the NCIB under which Baytex is permitted to purchase for cancellation up to 66.2 million common shares over the 12-month period commencing July 2, 2025, which represents 10% of the Company's public float, as defined by the TSX, as at June 18, 2025. Baytex obtained an exemption order from the Canadian securities regulators which permits the company to purchase its common shares through the NYSE and other U.S.-based trading systems. On June 18, 2025, Baytex had 768.3 million common shares outstanding.

During the nine months ended September 30, 2025, Baytex recorded $17.2 million related to common share repurchases, which includes $16.8 million of consideration paid for the repurchase and cancellation of common shares as well as $0.4 million of federal tax levied on common share repurchases.

Purchases are made on the open market at prices prevailing at the time of the transaction. During the nine months ended September 30, 2025, Baytex repurchased and cancelled 5.4 million common shares at an average price of $3.12 per share for total consideration of $16.8 million. During 2024, Baytex repurchased and cancelled 48.4 million common shares at an average price of $4.50 per share for total consideration of $217.9 million. The total consideration paid includes the commissions and fees paid as part of the transaction and is recorded as a reduction to shareholders' equity. The shares repurchased and cancelled are accounted for as a reduction in shareholders' capital at historical cost with any discount paid recorded to contributed surplus and any premium paid recorded to retained earnings.

During the nine months ended September 30, 2025, Baytex recorded a $0.4 million liability related to the 2% federal tax on equity repurchases (December 31, 2024 - $4.3 million), which is charged to shareholders’ equity.

Dividends

The following dividends were declared by Baytex during the nine months ended September 30, 2025.

Record Date	Payable Date	Per Share Amount	Dividend Amount
March 14, 2025	April 1, 2025	$0.0225	$17,289
June 13, 2025	July 2, 2025	0.0225	17,304
September 15, 2025	October 1, 2025	0.0225	17,326
Total dividends declared			$51,919

On October 30, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share to be paid on January 2, 2026 to shareholders of record as at December 15, 2025.

11.    SHARE-BASED COMPENSATION PLAN

For the three and nine months ended September 30, 2025 the Company recorded share-based compensation expense of $10.7 million and $13.1 million respectively ($2.3 million and $17.4 million for the three and nine months ended September 30, 2024) which is related to cash-settled awards.

The Company's closing share price on the TSX on September 30, 2025 was $3.26 (December 31, 2024 - $3.70 and September 30, 2024 - $4.04).

Share Award Incentive Plan

Baytex has a Share Award Incentive Plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex or the equivalent cash value per restricted award at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares or the equivalent cash value on vesting; the number of common shares issued is determined by a performance multiplier. The multiplier can range between zero and two and is calculated based on a number of factors determined and approved by the Human Resources and Compensation Committee of the Board of Directors on an annual basis. The Share Awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

The weighted average fair value of share awards granted during the nine months ended September 30, 2025 was $2.92 per restricted and performance award ($4.28 for the nine months ended September 30, 2024).

Incentive Award Plan

Baytex has an Incentive Award Plan whereby the participants of the plan are entitled to receive a cash payment equal to the value of one Baytex common share per incentive award at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

The weighted average fair value of share awards granted during the nine months ended September 30, 2025 was $2.91 per incentive award ($4.29 for the nine months ended September 30, 2024).

Deferred Share Unit Plan ("DSU Plan")

Baytex has a DSU Plan whereby each independent director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share per DSU award on the date at which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in share-based compensation liability.

The weighted average fair value of share awards granted during the nine months ended September 30, 2025 was $2.73 per DSU award ($4.57 for the nine months ended September 30, 2024).

The number of awards outstanding is detailed below:

(000s)	Restricted awards	Performance awards	Incentive awards	DSU awards	Total
Total, December 31, 2023	2,279	3,355	4,483	1,245	11,362
Granted	13	2,416	3,671	335	6,435
Added by performance factor	—	524	—	—	524
Vested	(1,457)	(2,449)	(2,577)	(162)	(6,645)
Forfeited	(9)	(364)	(302)	—	(675)
Total, December 31, 2024	826	3,482	5,275	1,418	11,001
Granted	5	3,868	5,693	414	9,980
Forfeited by performance factor	—	(243)	—	—	(243)
Vested	(804)	(1,297)	(2,235)	—	(4,336)
Forfeited	(4)	(60)	(468)	—	(532)
Total, September 30, 2025	23	5,750	8,265	1,832	15,870

12.    NET INCOME PER SHARE

Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended September 30
	2025			2024
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$31,968	768,317	$0.04	$185,219	796,064	$0.23
Dilutive effect of share awards and DSUs	—	4,848	—	—	4,153	—
Net income - diluted	$31,968	773,165	$0.04	$185,219	800,217	$0.23

	Nine Months Ended September 30
	2025			2024
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$253,108	769,481	$0.33	$275,074	810,589	$0.34
Dilutive effect of share awards and DSUs	—	4,199	—	—	3,762	—
Net income - diluted	$253,108	773,680	$0.33	$275,074	814,351	$0.34

For the three and nine months ended September 30, 2025 and 2024, no share awards were excluded from the calculation of diluted income per share.

13.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended September 30
	2025			2024
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$99,188	$426,712	$525,900	$122,452	$525,135	$647,587
Heavy oil	329,005	—	329,005	350,859	—	350,859
NGL	7,250	34,154	41,404	6,067	44,034	50,101
Natural gas	2,462	28,877	31,339	3,089	22,987	26,076
Total petroleum and natural gas sales	$437,905	$489,743	$927,648	$482,467	$592,156	$1,074,623

	Nine Months Ended September 30
	2025			2024
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$282,532	$1,287,251	$1,569,783	$321,704	$1,589,648	$1,911,352
Heavy oil	981,970	—	981,970	1,050,743	—	1,050,743
NGL	21,371	120,333	141,704	17,579	127,963	145,542
Natural gas sales	17,219	102,681	119,900	17,314	66,987	84,301
Total petroleum and natural gas sales	$1,303,092	$1,510,265	$2,813,357	$1,407,340	$1,784,598	$3,191,938

Included in trade receivables at September 30, 2025 is $264.2 million of accrued receivables related to delivered volumes (December 31, 2024 - $325.7 million).

14.    INCOME TAXES

The provision for income taxes has been computed as follows:

	Nine Months Ended September 30
	2025	2024
Net income before income taxes	$311,369	$351,669
Expected income taxes at the statutory rate of 24.16% (2024 – 24.38%) (1)	75,227	85,737
Change in income taxes resulting from:
Effect of foreign exchange	(8,533)	4,269
Effect of rate adjustments for foreign jurisdictions	(5,745)	(6,333)
Effect of change in deferred tax benefit not recognized (2)	(9,465)	(22,087)
Repatriation and related taxes	8,124	10,863
Adjustments, assessments and other	(1,347)	4,146
Income tax expense	$58,261	$76,595
(1)The expected income tax rate decreased from 2024 due to changes in the provincial apportionment of Canadian income.
(2)A deferred tax asset of $22.4 million remains unrecognized due to uncertainty surrounding future capital gains (December 31, 2024 - $31.8 million). The unrecognized deferred income tax asset relates to realized and unrealized foreign exchange losses arising from the repayment of previously issued U.S. dollar denominated long-term notes and from the translation of U.S. dollar denominated long-term notes currently outstanding.

On July 4, 2025, the U.S. enacted a budget reconciliation package known as the One Big Beautiful Bill Act of 2025 ("OBBBA") which included both tax and non-tax provisions. The changes resulting from the tax provisions in OBBBA did not have a material impact on the Company’s financial results.

In June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency ("CRA") that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. Following objections and submissions, in November 2023 the CRA issued notices of confirmation regarding their prior reassessments. In February 2024, Baytex filed notices of appeal with the Tax Court of Canada (“TCC”) and we estimate it could take another two to three years to receive a judgment. The reassessments do not require us to pay any amounts in order to participate in the appeals process. Should we be unsuccessful at the TCC, additional appeals are available; a process that we estimate could take another two years and potentially longer.

We remain confident that the tax filings of the affected entities are correct and will defend our tax filing positions. During Q4/2023, we purchased $272.5 million of insurance coverage for a premium of $50.3 million which will help manage the litigation risk associated with this matter. The most recent reassessments issued by the CRA assert taxes owing by the trusts of $244.8 million, late payment interest of $232.9 million as at the date of reassessments and a late filing penalty in respect of the 2011 tax year of $4.1 million.

By way of background, we acquired several privately held commercial trusts in 2010 with accumulated non-capital losses of $591.0 million (the "Losses"). The Losses were subsequently deducted in computing the taxable income of those trusts. The reassessments, as confirmed in November 2023, disallow the deduction of the Losses for two reasons. First, the reassessments allege that the trusts were resettled and the resulting successor trusts were not able to access the losses of the predecessor trusts. Second, the reassessments allege that the general anti-avoidance rule of the Income Tax Act (Canada) operates to deny the deduction of the losses. In September 2025, the Department of Justice, legal counsel for the Crown, abandoned the position that the trusts were resettled. The issue of whether the general anti-avoidance rule applies remains in dispute. If, after exhausting available appeals, the deduction of the Losses continues to be disallowed, either the trusts or their corporate beneficiary will owe cash taxes, late payment interest and potential penalties. The amount of cash taxes owing, late payment interest and potential penalties are dependent upon the taxpayer(s) ultimately liable (the trusts or their corporate beneficiary) and the amount of unused tax shelter available to the taxpayer(s) to offset the reassessed income, including tax shelter from subsequent years that may be carried back and applied to prior years.

15.    FINANCING AND INTEREST

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Interest on Credit Facilities	$6,832	$12,343	$19,870	$46,271
Interest on long-term notes	36,718	37,426	114,680	109,760
Interest on lease obligations	323	340	985	1,304
Cash interest	$43,873	$50,109	$135,535	$157,335
Amortization of debt issue costs	2,564	3,067	9,300	13,989
Accretion on asset retirement obligations (note 9)	5,999	5,524	17,315	15,910
Gain on repurchase and cancellation of long-term notes (note 8)	—	—	(2,755)	—
Early redemption expense	—	—	—	24,350
Financing and interest	$52,436	$58,700	$159,395	$211,584

16.    FOREIGN EXCHANGE

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Unrealized foreign exchange loss (gain)	$36,840	$(24,401)	$(67,427)	$33,506
Realized foreign exchange loss (gain)	81	(151)	(116)	1,934
Foreign exchange loss (gain)	$36,921	$(24,552)	$(67,543)	$35,440

17.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities are comprised of cash, trade receivables, trade payables, dividends payable, financial derivatives, Credit Facilities and long-term notes. The fair value of trade receivables and trade payables approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is based on quoted market prices. The fair value of the financial derivatives is based on quoted market prices or, in their absence, third-party market indications and forecasts.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	September 30, 2025		December 31, 2024
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
Fair value through profit and loss
Financial derivatives	$15,896	$15,896	$25,573	$25,573	Level 2
Total	$15,896	$15,896	$25,573	$25,573

Amortized cost
Cash	$10,417	$10,417	$16,610	$16,610	—
Trade receivables	324,287	324,287	387,266	387,266	—
Total	$334,704	$334,704	$403,876	$403,876

Financial Liabilities
Fair value through profit and loss
Financial derivatives	$(7,315)	$(7,315)	$(1,645)	$(1,645)	Level 2
Total	$(7,315)	$(7,315)	$(1,645)	$(1,645)

Amortized cost
Trade payables	$(554,057)	$(554,057)	$(512,473)	$(512,473)	—
Dividends payable	(17,326)	(17,326)	(17,598)	(17,598)	—
Credit Facilities (1)	(166,841)	(182,345)	(324,346)	(341,207)	—
Long-term notes	(1,815,230)	(1,870,105)	(1,932,890)	(1,990,598)	Level 1
Total	$(2,553,454)	$(2,623,833)	$(2,787,307)	$(2,861,876)
(1)     The difference in the carrying value and fair value of the credit facilities is due to unamortized debt issuance costs. Refer to Note 7.

There were no transfers between Level 1 and Level 2 during the nine months ended September 30, 2025 and 2024.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
U.S. dollar denominated	US$14,442	US$21,450	US$1,367,342	US$1,399,881

Commodity Price Risk

Financial Derivative Contracts

As at October 30, 2025, Baytex had the following commodity financial derivative contracts.

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis differential	Oct 2025 to Dec 2025	23,500 bbl/d	WTI less US$13.25/bbl	WCS
Basis differential	Jan 2026 to Mar 2026	2,500 bbl/d	WTI less US$13.35/bbl	WCS
Basis differential	Apr 2026 to Jun 2026	2,500 bbl/d	WTI less US$12.55/bbl	WCS
Basis differential	Jul 2026 to Sep 2026	2,500 bbl/d	WTI less US$13.05/bbl	WCS
Basis differential	Jan 2026 to Dec 2026	17,500 bbl/d	WTI less US$13.20/bbl	WCS
Basis differential	Oct 2026 to Dec 2026	2,500 bbl/d	WTI less US$13.75/bbl	WCS
Basis differential (2)	Jan 2026 to Dec 2026	2,000 bbl/d	WTI less US$12.50/bbl	WCS
Basis differential	Oct 2025 to Dec 2025	5,900 bbl/d	WTI less US$3.46/bbl	MSW
Basis differential	Apr 2026 to Jun 2026	1,000 bbl/d	WTI less US$3.75/bbl	MSW
Basis differential	Jul 2026 to Sep 2026	1,000 bbl/d	WTI less US$3.50/bbl	MSW
Basis differential	Oct 2026 to Dec 2026	1,000 bbl/d	WTI less US$4.25/bbl	MSW
Put option (3)	Jan 2026 to Jun 2026	2,000 bbl/d	US$60.00	WTI
Call option (3)	Jan 2026 to Jun 2026	2,000 bbl/d	US$70.00	WTI
Collar	Oct 2025 to Dec 2025	4,500 bbl/d	US$60.00/US$70.00	WTI
Collar (3)	Oct 2025 to Dec 2025	25,000 bbl/d	US$60.00/US$70.00	WTI
Collar (3)	Oct 2025 to Dec 2025	6,000 bbl/d	US$60.00/US$80.00	WTI
Collar (3)	Jan 2026 to Mar 2026	2,000 bbl/d	US$60.00/US$75.00	WTI
Collar (3)	Jan 2026 to Mar 2026	2,000 bbl/d	US$60.00/US$75.55	WTI
Collar	Jan 2026 to Jun 2026	5,000 bbl/d	US$60.00/US$67.00	WTI
Collar	Jan 2026 to Apr 2026	2,500 bbl/d	US$60.00/US$68.00	WTI
Collar	Jan 2026 to Jun 2026	5,000 bbl/d	US$60.00/US$66.00	WTI
Collar	Jan 2026 to Jun 2026	5,000 bbl/d	US$60.00/US$64.00	WTI
Collar	Jan 2026 to Jun 2026	5,000 bbl/d	US$60.00/US$65.00	WTI
Collar	Jan 2026 to Jun 2026	2,500 bbl/d	US$60.00/US$68.00	WTI

Natural Gas
Swap	Oct 2025 to Dec 2026	2,000 GJ/d	$3.21	AECO
Basis differential	Oct 2025 to Dec 2025	5,000 mmbtu/d	NYMEX less US$1.58/mmbtu	NYMEX/AECO
Basis differential	Jan 2026 to Dec 2026	2,500 mmbtu/d	NYMEX less US$1.66/mmbtu	NYMEX/AECO
Collar	Oct 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.01	NYMEX
Collar	Oct 2025 to Dec 2025	5,000 mmbtu/d	US$3.25/US$4.03	NYMEX
Collar	Oct 2025 to Dec 2025	5,000 mmbtu/d	US$3.25/US$4.08	NYMEX
Collar	Oct 2025 to Dec 2025	3,000 mmbtu/d	US$3.25/US$4.135	NYMEX
Collar	Oct 2025 to Dec 2025	5,500 mmbtu/d	US$3.25/US$4.14	NYMEX
Collar	Oct 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.32	NYMEX
Collar	Oct 2025 to Dec 2025	3,000 mmbtu/d	US$3.00/US$4.85	NYMEX
Collar	Oct 2025 to Dec 2025	8,000 mmbtu/d	US$3.00/US$4.855	NYMEX
Collar	Oct 2025 to Dec 2025	9,000 mmbtu/d	US$3.00/US$4.05	NYMEX
Collar	Jan 2026 to Dec 2026	10,000 mmbtu/d	US$3.25/US$4.25	NYMEX
Collar	Jan 2026 to Dec 2026	11,000 mmbtu/d	US$3.25/US$5.02	NYMEX
Collar	Jan 2026 to Dec 2026	20,000 mmbtu/d	US$4.00/US$5.10	NYMEX
(1)Based on the weighted average price per unit for the period.
(2)Contract entered subsequent to September 30, 2025.
(3)Contracts include deferred premiums to be paid throughout the contract term. The weighted average deferred premium is US$0.67bbl.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Realized financial derivatives loss (gain)	$8,580	$(331)	$20,648	$(3,562)
Unrealized financial derivatives (gain) loss	(3,541)	(22,596)	15,347	(1,036)
Financial derivatives loss (gain)	$5,039	$(22,927)	$35,995	$(4,598)

18.    CAPITAL MANAGEMENT

The Company's capital management objective is to maintain a strong balance sheet that provides financial flexibility to execute its development programs, provide returns to shareholders and optimize its portfolio through strategic acquisitions. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At September 30, 2025, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade receivables, prepaids and other assets, trade payables, share-based compensation liability, dividends payable, other long-term liabilities, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time-to-time issue or redeem equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital-intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of adjusted funds flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net Debt

The Company uses net debt to monitor its current financial position and to evaluate existing sources of liquidity. The Company defines net debt to be the sum of our Credit Facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade payables, dividends payable, share-based compensation liability, other long-term liabilities, cash, trade receivables and prepaids and other assets. Baytex also uses net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations.

The following table reconciles net debt to amounts disclosed in the primary financial statements.

	September 30, 2025	December 31, 2024
Credit Facilities	$166,841	$324,346
Unamortized debt issuance costs - Credit Facilities (note 7)	15,504	16,861
Long-term notes	1,815,230	1,932,890
Unamortized debt issuance costs - Long-term notes (note 8)	40,375	47,729
Trade payables	554,057	512,473
Share-based compensation liability	24,666	24,732
Dividends payable	17,326	17,598
Other long-term liabilities	20,163	20,887
Cash	(10,417)	(16,610)
Trade receivables	(324,287)	(387,266)
Prepaids and other assets	(75,100)	(76,468)
Net Debt	$2,244,358	$2,417,172

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, asset retirements obligations settled during the applicable period and transaction costs.

Adjusted funds flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Cash flows from operating activities	$472,676	$550,042	$1,258,305	$1,439,399
Change in non-cash working capital	(55,961)	(20,813)	(17,885)	31,350
Asset retirement obligations settled	5,517	8,718	12,601	22,344
Transaction costs	—	—	—	1,539
Adjusted Funds Flow	$422,232	$537,947	$1,253,021	$1,494,632